

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02020238

NO ACT
P.E 12-18-01
1-06442

February 13, 2002

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act 1934
Section
Rule 14A-8
Public Availability 2/13/2002

Re: The Boeing Company
Incoming letter dated December 18, 2001

Dear Ms. Morgan:

This is in response to your letter dated December 18, 2001 concerning the shareholder proposal submitted to Boeing by Sam Scheck. We have also received a letter from the proponent dated January 17, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

cc: Sam Scheck
c/o J. Wiley Jones
12526 High Bluff Drive #300
San Diego, CA 92130

PERKINS COIE LLP

1201 THIRD AVENUE, SUITE 4800 · SEATTLE, WASHINGTON 98101-3099
TELEPHONE: 206 583-8888 · FACSIMILE: 206 583-8500


RECEIVED
DEC 20 2001
318

J. SUE MORGAN
206-583-8447
morgj@perkinscoie.com

December 18, 2001

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Sam Scheck for Inclusion in The Boeing Company 2002 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On August, 24, 2001 Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from Sam Scheck (the "Proponent") for inclusion in the proxy statement (the "2002 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2002 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2002 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to the Company's Equal Employment Opportunity Policy and states, in relevant part:

> *IT IS RESOLVED that the shareholders request the Board of Directors to amend its written diversity and equal employment opportunity policies to exclude any reference to sexual orientation.*

Summary of Bases for Exclusion

We have advised Boeing that it properly may exclude the Revised Proposal, or portions thereof, from the 2002 Proxy Statement and form of proxy for the following reasons:

1. The Proposal would cause the Company to violate the anti-discrimination laws of several jurisdictions in which it maintains operations and conducts business, particularly the State of California, and is therefore properly excludable under Rule 14a-8(b)(2); and

2. Portions of the Proposal may be omitted pursuant to Rule 14a-8(i)(3) because they contain statements and assertions of fact that are materially false or misleading.

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Bases for Exclusion

1. The Proposal would cause the Company to violate the anti-discrimination laws of several jurisdictions in which it maintains operations and conducts business, particularly the State of California, and is therefore properly excludable under Rule 14a-8(b)(2).

Proxy Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal from its proxy statement if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject. The Company operates facilities and hires personnel in numerous jurisdictions throughout the United States. As a result, the Company is subject to a number city, county, and state laws. Many of these jurisdictions, whether at the state, county or local level, have passed anti-discrimination laws that specifically prohibit private sector employees from discriminating on the basis of sexual orientation. The Company currently maintains operations in 16 different jurisdictions that have passed such laws, including California (Cal Gov Code §§ 12921-1296), Hawaii (HRS §§ 378-1; 378-2); Massachusetts (Mass. Ann. Laws ch. 151B, §§ 1-8), the District of Columbia (D.C. Code § 1-2512), Arlington County, Virginia (ACC §31-2(40); §31-3(b)); King County, Washington (KCMC §12.18.020-030); and San Francisco County, California (SFPC Art. 3303). The practical effect of these laws and ordinances is that the Company bears a heavy compliance burden, which its current Equal Employment Opportunity ("EEO") policy reflects.

In this regard the Company has sought the opinion of California Counsel to ascertain the potential effects of the Proposal on the Company's compliance with California law (the "Opinion"). A copy of the Opinion is attached to this letter as **Exhibit B**. As the Opinion indicates, implementing the Proposal would likely cause the Company to violate California law. California law imposes extensive obligations upon California employers to refrain from taking any action with respect to applicants and employees that may be construed as sexual orientation discrimination. *See* Cal. Gov. Code §12940(a) (the "Code"). Section 12940(d) of the Code states that "it shall be unlawful employment practice for any employer. . . to print or circulate or cause to be printed or circulated any publication. . . that expresses, directly or indirectly, any limitation, specification, or discrimination as to. . . sexual orientation, or any intent to make any such limitation."

The Company is a federal contractor. As such, it is obligated to include an EEO policy statement in its affirmative action program, must post the policy statement on company bulletin boards, and must ensure that certain employees are informed of the contents of the policy statement. *See, for example*, 41 CFR §60-741.44. For several years the Company has included a reference to sexual orientation in its EEO policy, which policy is currently printed on a plethora of Company publications. For example, the 2001 Annual Report includes the Company's standard statement that it "is an equal opportunity employer and seeks to attract and retain the best-qualified people regardless of race, color, religion, national origin, gender, *sexual orientation*, age, disability, or status as a disabled or Vietnam Era Veteran." [emphasis added]. To remove the reference now would arguably convert the policy into a publication that expresses a limitation as to sexual orientation, in direct violation of California Government Code Section 12940 (d). Such removal could be construed as an indication that the Company no longer considers sexual orientation to be entitled to equal employment opportunity protection.

The foregoing result is not unlike that contemplated by Eastman Kodak Co. when it received a proposal requesting that its board of directors take the steps necessary to remove a prominent gay employee support network from the list of Eastman Kodak's approved employee support networks. *Eastman Kodak Co.* (Feb. 7, 1994). Eastman Kodak argued in its no-action request letter that the proposal, if implemented, would require the company to violate California's anti-discrimination statute and could therefore be omitted pursuant to Rule 14a-8(i)(2), stating:

> Eastman Kodak Company has adopted a policy authorizing the establishment of employee networks -- voluntary, non-profit associations of Kodak employees having common interests. Seven employee networks have been created at Kodak; Network LAMBDA, which satisfies the criteria for employee networks, supports homosexual employees.
>
> A number of states have enacted explicit prohibitions against discrimination in employment on the basis of sexual orientation. For example, Section 1102.1 of the California Labor Code provides in relevant part that "Sections 1101 and 1102 prohibit discrimination or different treatment in any aspect of employment or opportunity for employment based on actual or perceived sexual orientation." The effect of Section 1102.1 is to expand the scope of Sections 1101 and 1102 to include discrimination on the basis of sexual orientation.
>
> Kodak, which has over 2,500 California employees, falls within the scope of Section 1102.1. While not required to permit the establishment of employee networks, Kodak, once it makes the decision to allow networks under established guidelines, violates Section 1102.1 if it excludes homosexual

employees from access to the Kodak Employee Network Support System solely because of their sexual orientation, which is what the proponent requests.[1]

The Staff concurred and permitted Eastman Kodak to omit the proposal from its 1993 Proxy Statement. Similarly, to the extent the Company has expressed in its EEO policy a preference or non-preference to consider applicants and employ persons without regard to their sexual orientation, to reverse that policy in such an unmistakable way as amending its EEO language to delete the reference to sexual orientation would arguably constitute a violation of California law. Accordingly, we have advised the Company that it may properly exclude the Proposal from its 2002 Proxy Statement.

2. Portions of the Proposal may be omitted pursuant to Rule 14a-8(i)(3) because they contain statements and assertions of fact that are materially false or misleading.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Micron Technology, Inc.* (Sept. 10, 2001); *DT Indust.* (Aug. 10, 2001); *Sysco Corp.* (Apr. 10, 2001); *AT&T Corp.* (Feb. 28, 2001).

First, the following statements within the Proposal are properly excludable because they inappropriately and misleadingly cast the Proponent's opinions as statements of fact. *See Micron Technology, Inc.* (Sept. 10, 2001); *Sysco Corp.* (Aug. 10, 2001); *DT Indust., Inc.* (Aug. 10, 2001).

- [paragraph 7] *"The Company's decision to adopt written policies which include sexual orientation in a diversity blueprint and to bar discrimination based upon sexual orientation in all employment practices, has contributed*

[1] Eastman Kodak attached a copy of an opinion from California counsel expressing the view that the proposal would force Eastman Kodak to violate California state law.

to eroding employee morale in the Company, and otherwise could adversely impact the Company's business operations."

- [paragraph 12] *"The Company's diversity policy offends some current employees has contributed to eroding employee morale."*

Second, the following statements within the Proposal are properly excludable because they assert facts in reliance upon purported authorities, without identifying those authorities or providing any documentation for verification. *See APW, Ltd.* (Oct. 17, 2001); *General Motors Corp.* (Mar. 29, 2001); *Southwest Airlines Co.* (Mar. 20, 2001).

- [paragraph 12] *"Some skilled employees have sought employment elsewhere because of these policies. Potential employees may also be deterred from seeking employment with the Company. Potential customers may choose to buy products from the Company because they are offended by these policies. Potential investors may be discouraged from acquiring Boeing shares."*

- [paragraph 13] *"The proposal would not preclude the Company from complying with the laws in specific jurisdictions which preclude discrimination based upon sexual orientation."*

By a letter dated, November 12, 2001, the Company asked the Proponent to modify or delete these statements. A copy of that letter is attached as **Exhibit C**. As of the date of this filing, the Proponent has not submitted a revised proposal.

* * * * *

For the foregoing reasons, we believe that the Revised Proposal may be omitted from the 2002 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Boeing anticipates that the 2002 Proxy Statement will be finalized for printing on or about March 5, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:rh
Enclosure
cc: Sam Scheck
James C. Johnson, The Boeing Company

EXHIBIT A

SHAREHOLDER RESOLUTION

WHEREAS, the Company has adopted written policies regarding diversity, which serve as. guidelines for the Company's business practices;

The Company has announced that it seeks to "incorporate as many views as possible into all aspects of its business" from a "diversity blueprint" which includes, among other things, people with differing sexual orientation;

The Company has announced that its policies concerning Equal Employment Opportunity, prohibit, in part, "discrimination based on . . . sexual orientation . . ." and that this policy "applies to all of our employment practices, including hiring, compensation, promotions, transfers, layoffs, training, recruiting and advertising";

The Company has sought to implement its written diversity policies by including information regarding sexual orientation in its mandatory diversity training programs, and by extending benefits to same-sex domestic partners of Company employees;

The question whether anti-discrimination policies should include prohibitions of discrimination based upon sexual orientation is a controversial social issue, being debated in various contexts, such as voter referenda and legislative proposals;

Many oppose policies which include prohibitions of discrimination based upon sexual orientation, including some Boeing shareholders, customers and employees;

The Company's decision to adopt written policies which include sexual orientation in a diversity blueprint, and to bar discrimination based upon sexual orientation in all employment practices, has contributed to eroding employee morale in the Company, and otherwise could adversely impact the Company's business operations;

Other public corporations have adopted diversity policies and equal employment policies which do not include provisions relating to sexual orientation;

Exxon/Mobil's shareholders and Emerson Electric's shareholders have rejected shareholder proposals which would have requested that Company's Board to amend its written equal employment opportunity policy to bar sexual orientation discrimination.

IT IS RESOLVED that the shareholders request the Board of Directors to amend its written diversity and equal employment opportunity policies to exclude any reference to sexual orientation.

SUPPORTING STATEMENT

The decision to include sexual orientation in the Companies' written diversity and equal employment opportunity policies interjects the Company into one of the most controversial and divisive social issues of our day. Although the policies may be popular among some of the Companies' customers, employees and shareholders, the policies are offensive to others due to their deeply held moral and religious beliefs.

The Company's diversity policy offends some current Boeing employees, and has contributed to eroding employee morale. Some skilled employees have sought employment elsewhere because of these policies. Potential employees also may be deterred from seeking employment with the Company. Potential customers may choose not to buy products from the Company because they are offended by the policies. Potential investors may be discouraged from acquiring Boeing shares.

The proponents of this Shareholder Proposal believe that the Company should not take sides in this controversial issue, and instead should leave this issue to elected officials who can adopt laws to define discrimination policies that are appropriate for a given community. The proposal would not preclude the Company from complying with laws in specific jurisdictions which preclude discrimination based upon sexual orientation.

WE URGE YOU TO SUPPORT THIS RESOLUTION

EXHIBIT B

PERKINS COIE LLP
101 JEFFERSON DRIVE · MENLO PARK, CALIFORNIA 94025-1114
TELEPHONE 650 838-4300 · FACSIMILE 650 838-4350

December 17, 2001

James C. Johnson
Corporate Secretary and Assistant General Counsel
Boeing World Headquarters
Office of the Corporate Secretary
100 N. Riverside, 311 A1
Mail Code 5003-1001
Chicago, IL 60606-1596

Re: California Law Prohibition Against Employment Discrimination Based on Sexual Orientation

Dear Mr. Johnson:

You have requested an opinion regarding whether the removal of all references to sexual orientation from The Boeing Company's diversity and equal employment opportunity policies would constitute a violation of California law.

In providing this opinion, we have taken into consideration relevant California and federal laws, as well as the following documents:

1. The Boeing Company's non-discrimination policy; and

2. The shareholder proposal submitted by Mr. Sam Scheck.

For purposes of this letter, the terms "non-discrimination policy" and "equal employment opportunity policy" have been used interchangeably.

On the basis of the foregoing, and subject to the qualifications and limitations set forth below, we are of the opinion that removal of all references to sexual orientation from the Boeing Company's diversity and equal employment opportunity policies would likely cause the Boeing Company to violate California state law.

California law affords broad protection to its citizens with respect to their right to be free from sexual orientation discrimination in the employment arena. California Government Code section 12920 goes so far as to declare as public policy of the State of California that it is necessary to protect and safeguard the rights and opportunity of all persons to seek, obtain and hold employment without discrimination on account of sexual orientation. Similarly,

[03000-0200/SB013520.169]

Government Code section 12921, subd. (a) provides that the opportunity to seek, obtain, and hold employment without discrimination because of sexual orientation is recognized as and declared to be a civil right. Under California Government Code section 12926, subd. (q), sexual orientation is narrowly defined as "heterosexuality, homosexuality, and bisexuality."

California law imposes extensive obligations upon California employers to refrain from taking any action with respect to applicants and employees that may be construed as sexual orientation discrimination. Section 12940, subd. (a) of the California Government Code provides that "it shall be an unlawful employment practice," except in certain narrow circumstances, "for an employer, because of the race, religious creed, color, medical condition, marital status, sex, or **sexual orientation** of any person," to take negative employment actions against such person or to "discriminate against the person in compensation or in terms, conditions, or privileges of employment." (Emphasis added.)

More specifically, section 12940, subd. (d) of the California Government Code states that "it shall be an unlawful employment practice for any employer... **to print or circulate or cause to be printed or circulated any publication ... that expresses, directly or indirectly, any limitation, specification, or discrimination as to** race, religious creed, color, national origin, ancestry, physical disability, mental disability, medical condition, marital status, sex, or **sexual orientation**, or any intent to make any such limitation, specification or discrimination." (Emphasis added.)

The Boeing Company is a federal contractor. As such, it is obligated to include an equal opportunity policy statement in its affirmative action program, must post the policy statement on company bulletin boards, and must ensure that certain employees are informed of the contents of the policy statement. See, e.g., 41 CFR §60-741.44. The Boeing Company's equal employment opportunity policy constitutes a "publication" within the meaning of Government Code section 12940, subd. (d). The company has included sexual orientation in its equal employment opportunity policy for many years. To remove the reference to sexual orientation now would arguably convert the policy into a publication that expresses a limitation as to sexual orientation, in direct violation of California Government Code section 12940, subd. (d). Such removal could be construed as an indication that the Company no longer considers sexual orientation to be entitled to equal employment opportunity protection.

Further, removal of the phrase "sexual orientation" from the Boeing Company's non-discrimination policy will hinder the Company's ability to defend itself in any sexual orientation lawsuits that may be brought against the Company. Reference to a company's non-discrimination policies is the touchstone of any employment discrimination lawsuit. A court will consider whether a company has a non-discrimination policy in its analysis of the merits of a case. See, e.g., Madray v. Publix Supermarkets, Inc., 208 F.3d 1290 (11th Cir. 2000). A non-discrimination policy that purports to conform to the law yet which does not contain reference to sexual orientation may taken to suggest that the company does not consider sexual orientation a protected class under the law.

Our opinion speaks only as of the date hereof and is based solely upon current federal law and the existing laws of California. We express no opinion, and none should be inferred, as to any state of the United States other than California.

Sincerely,

Perkins Coie LLP

Perkins Coie LLP

EXHIBIT C

James C. Johnson
Vice President
Corporate Secretary &
Assistant General Counsel

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596


BOEING

November 12, 2001

BY FACSIMILE

Mr. Thomas R. Lamons
Law Office of Thomas R. Lamons
Suite 202
3000 West MacArthur Blvd.
Santa Ana, CA 92704

Re: Sam Scheck, Boeing Shareholder Proposal

Dear Mr. Lamons:

I am writing in response to your letter of August 24, 2001 submitting the shareholder proposal (the "Proposal") of Sam Scheck. I appreciate Mr. Scheck's willingness to submit his proposal well in advance of the submission deadline. Receiving proposals sooner, rather than later, enables me to communicate with proponent's regarding any concerns the Company may have relative to their proposals.

To that end, I wish to bring to your attention a few of the Company's concerns that I hope we can resolve informally without asking the SEC to intervene. These concerns are based on Proxy Rules 14a-8(i)(3) and 14a-9, which, as you know, permit the exclusion of statements within a proposal and its supporting statement which are materially false or misleading. *See Micron Technology, Inc.* (Sept. 10, 2001); *Sysco Corp.* (Apr. 10, 2001); *AT&T Corp.* (Feb. 28, 2001).

I believe that several statements within the Proposal are properly excludable unless modified under Proxy Rule 14a-8(i)(3) and 14a-9 because they inappropriately cast what I believe are Mr. Scheck's opinions as statements of fact, as follows:

- [paragraph 7] *"The Company's decision to adopt written policies which include sexual orientation . . . has contributed to eroding employee morale in the Company, and otherwise could adversely impact the Company's business operations."*
    - [paragraph 12] *"The Company's diversity policy offends some current Boeing employees, and has contributed to eroding employee morale."*
    - [paragraph 12] *"Some skilled employees have sought employment elsewhere because of these policies. Potential employees also may be deterred from seeking employment with the Company. Potential customers may choose not to buy products from the Company because they are offended by the policies. Potential investors may be discouraged from acquiring Boeing shares."*

- [paragraph 13] *"The proposal would not preclude the Company from complying with laws in specific jurisdictions which preclude discrimination based upon sexual orientation."*

I request that Mr. Scheck qualify the foregoing statements by adding "The Proponent believes . . ." or "In the opinion of the Proponent . . ." or some other acceptable variation. *See Micron Technology, Inc.* (Sept. 10, 2001); *Sysco Corp.* (Aug. 10, 2001); *DT Indus., Inc.* (Aug. 10, 2001). Without such qualification, the statements misleadingly suggest facts, which have not otherwise been documented.

In addition, paragraph 13 of the Proposal should be corrected to refer to "proponent" in the singular rather than "proponents" in the plural, since Mr. Scheck is the only proponent of the Proposal.

I hope we can resolve the concerns raised in this letter informally, but I do want to advise you that the Company is continuing to evaluate whether it will seek to exclude the entire Proposal from its 2002 Proxy Statement by requesting a no-action letter from the SEC. The Company reserves its right to do so if it concludes that there are substantive bases for exclusion under Proxy Rule 14a-8(i).

I would be happy to discuss with you any issues in connection with the Proposal. Please feel free to contact me directly at your earliest convenience. I look forward to hearing from you.

Very truly yours,



James C. Johnson
Vice President,
Corporate Secretary and
Assistant General Counsel

J. WILEY JONES
ATTORNEY AT LAW
12526 HIGH BLUFF DRIVE #300
SAN DIEGO, CALIFORNIA 92130
TELEPHONE: (858) 259-8221
FACSIMILE: (858) 259-0380

January 17, 2002
Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Revised Shareholder Proposal Submitted by Mr. Sam Scheck for Inclusion in The Boeing Company 2002 Proxy Statement

Dear Sir or Madam,

I represent Mr. Sam Scheck. We apologize for the lateness in our response to The Boeing Company's request for a no action letter dated December 18, 2001. However, legal counsel for the Boeing Company, Perkins Coie, LLP did not send a copy of its letter dated December 18, 2002 to Mr. Thomas R. Lamons until January 7, 2002. Apparently they did this after the Company received the letter from Mr. Thomas R. Lamons dated January 2, 2002, a copy of which is attached as Exhibit "A", asking why The Boeing Company had not responded to him in order to work out the wording of the proposed Resolutions and Supporting Statement.

Attached as Exhibit "B" is a revised Shareholder Proposal and Supporting Statement which Mr. Sam Scheck would like included in the Boeing Company 2002 Proxy Statement. In accordance with the Commission Rule 14a-8(j) we are filing six copies of this letter and the Proposal together with its supporting statement which are attached as Exhibit "A" to this letter. One copy of this letter and its attachments are being served upon James C. Johnson, at the Company.

Summary of Revised Proposal & Supporting Statement

The Resolutions and Supporting Statement have been modified from the prior draft which was submitted with the letter from The Boeing Company ("Company") letter dated December 18, 2001. In summary, the shareholder is simply asking for the written policy statement of the Company to be reworded in a more prudent style which would (a) delete all references to "sexual orientation" and (b) have the Company's written diversity and equal employment opportunity policies reworded to state, "**The Company does not discriminate in its employment practices based upon race, color, religion, sex or national origin or on any other basis which is unlawful under applicable Federal, state or local law**".

The proponent shareholder believes the Company should not expand "sexual orientation" as a protected class in states where, under local law, "sexual orientation" is not a protected class. 38 states do not recognize "sexual orientation" as a protected class. The proponent shareholder believes that the Company should respect and comply with all Federal, State and local laws governing the employment relationship but that the term "sexual orientation" should be deleted from the written policy statements of the Company.

Discussion of Boeing's Basis for Exclusion

1. Violation of The Law. The Company states that the Proposal would violate the anti-discrimination laws of several jurisdictions and particularly California. Although the Company expressed concern with the wording of the prior Proposal, their concerns can have no merit with respect to the revised Proposal which clearly requires compliance with all applicable laws.

The revised Proposal simply asks the Company to state their employment policy to be the following:

> "**The Company does not discriminate in its employment practices based upon race, color, religion, sex or national origin or on any other basis which is unlawful under applicable Federal, state or local law**".

The opinion letter dated December 17, 2001 from Perkins Coie, LLP does not state that removing the term "sexual orientation" would violate California law per se. The letter simply argues that to remove the term "sexual orientation" could be interpreted - by implication - that the Company no longer considers "sexual orientation" to be entitled to equal employment opportunity protection. Any such implication can be expressly rebutted by a close reading of the statement which expressly states that the Company will not discriminate on any other basis which is unlawful under applicable Federal, state or local law. Furthermore, it is the Company's actual employment practices which exposes it to potential discrimination lawsuits, not whether or not it has accurately described in its written policy statement the nuances of each and every state and local employment law to which it is subject.

The Proposed language does not violate California Gov. Code Sections 12940(a) because it does not directly or indirectly create any limitation, specification or discrimination as to . . . sexual orientation, or any intent to make any such limitation.

It is argued that to remove the term "sexual orientation" from any publication in which it has appeared in the past would perhaps constitute a limitation as to sexual orientation. This argument is without merit. Written policy statements are revised all of the time, and there is no language in the Proposal which would imply that the Company will refuse to regard sexual orientation as a protected class where state or local law gives the employee that right. To state that the Company will not discriminate on any basis which is unlawful under applicable Federal, state or local law is not limiting, it is inclusive.

The discussion of the Kodak case is irrelevant. Here the Company is not being asked to discriminate against "sexual orientation" but to simply reword its written policy statement. The Company under these Resolutions is required to comply with all Federal, State and local laws governing the employment relationship.

2. **Portions of the Proposal may be omitted pursuant to Rule 14a-8(j)(3) because they contain statements and assertions of that are materially false or misleading.**

We believe that the revised language of the Proposal does not contain any false or misleading language. Furthermore, with regard to the citation of authorities for the premise that the Proposal does not violate any applicable law, we believe it is clear from the letter of Jenkins Coie, LLP that there is no clear violation of any law should the Company revise its written policies as proposed by the Proponent.

Certainly in any employment related discrimination lawsuit the courts will evaluate what the Company's employment policies are in both "form" and "substance". The Proponent's proposal is intended to prevent the Company's written employment policies from containing "sexual orientation" as a protected class in those jurisdictions where it is simply not the law.

Request

For the reasons stated above, we hereby request that you compel the Company to include the attached Shareholder Proposal and Supporting Statement in the 2002 Proxy statement by denying it a no action letter and placing it on Notice that the failure to include the Proposal and Supporting Statement in the 2002 Proxy statement will expose it to an enforcement action.

If you have any questions or comments please do not hesitate to contact me directly.

Sincerely yours,



J. Wiley Jones

cc:
Sam Scheck
J. Sue Morgan., Esq. @ Jenkins Coie, LLP

Exhibit "A"

Law Offices of Thomas R. Lamons

THOMAS R. LAMONS, LL.M.
ADMITTED IN CALIFORNIA
AND WYOMING

A PROFESSIONAL LAW CORPORATION
3000 W. MacArthur Blvd, Suite 202
SANTA ANA, CA 92704
Telephone: (714) 546-2622
Facsimile: (714) 546-2559
TRLamons@hotmail.com

TAX CONTROVERSY AND PLANNING
CORPORATE, COMMERCIAL AND
BUSINESS TRANSACTIONS
NON-PROFIT ORGANIZATIONS

January 2, 2002

SENT BY FACSIMILE
(312) 544-2829

James C. Johnson
Assistant General Counsel
The Boeing Company
100 N. Riverdale, MC 5003-1001
Chicago, IL 60606-1596

Re: Boeing Shareholder Proposal

Dear Mr. Johnson:

Last November, we had a telephone conference relating to your letter to me dated November 12, 2001. At the time I indicated that the shareholder group supporting Sam Scheck's shareholder resolution would in all likelihood be amenable to some editorial changes you suggest to the language of their proposal and supporting statement. However, in view of the statement in your letter indicating that Boeing was still evaluating whether to seek a no action letter from the SEC, I advised you that I would need to now whether Boeing intended to exclude the proposal before I spent time discussing the matter with the shareholders.

You indicated at the time that you would investigate the matter, and get back to me in a few days. Several weeks have passed since and I still have not heard from you.

Since the shareholder resolution was submitted to Boeing last August, I assume Boeing's management has had more than sufficient time to decide what to do. Please let me know the status of these matters at your earliest convenience.

Cordially,



THOMAS R. LAMONS
Attorney at Law

JACKSON.wpd

Exhibit "B"

SHAREHOLDER RESOLUTION

(Boeing Aircraft Company)

WHEREAS, the Company has adopted written policies regarding diversity which serve as guidelines for the Company's business practices; and,

WHEREAS, the Company has announced that it seeks to "incorporate as many views as possible into all aspects of its business" from a "diversity blueprint" which includes, among other things, people with differing sexual orientation; and,

WHEREAS, The Company has announced that its policies concerning Equal Employment Opportunity prohibit, in part, discrimination based on . . . Sexual orientation. . . " and that this policy "applies to all of our employment practices, including hiring, compensation, promotions, transfers, layoffs, training, recruiting and advertising"; and,

WHEREAS, the Company has sought to implement its written diversity policies by including information regarding "sexual orientation" in its mandatory diversity training programs, and by extending benefits to same-sex domestic partners of Company employees; and,

WHEREAS, the question whether anti-discrimination policies should include prohibitions of discrimination based upon "sexual orientation" is a controversial social issue which has been rejected or is not recognized by 38 states; and,

WHEREAS, the Company conducts business in and has shareholders and customers in many states which do not recognize "sexual orientation" as a "protected class"; and,

WHEREAS, many people oppose granting special status to "sexual orientation" when the applicable Federal, State and Local law does not require "sexual orientation" to be included as a protected class; and,

WHEREAS, in order to minimize any potential liability to the Company for a alleged "sexual orientation" discrimination in those states and localities that do not recognize "sexual orientation" as a protected class,

NOW THEREFORE, BE IT RESOLVED, the written diversity and equal employment opportunity policies of the Company shall be rewritten to delete all references to "sexual orientation"; and,

RESOLVED FURTHER, the Company's written diversity and equal employment opportunity policies shall state, "The Company does not discriminate in its employment practices based upon race, color, religion, sex or national origin or on any other basis which is unlawful under applicable Federal, state or local law"; and,

RESOLVED FURTHER, the Company shall not require or encourage any of its subcontractors, vendors or suppliers to adopt diversity and equal employment opportunity policies which include the term "sexual orientation."

Exhibit "B"

SUPPORTING STATEMENT

Under Title VII of the Civil Rights Act of 1964 the Company is prohibited from discriminating in its employment relationship based upon race, color, religion, sex or national origin. The United States Equal Employment Opportunity Commission which has the responsibility of enforcing Title VII has uniformly ruled that "sexual orientation" is not a protected class under Title VII.

Some states, such as California, have passed state laws which expand their public policy beyond the Federal law and have made "sexual orientation" a protected class. Since employment lawyers contend that written diversity and equal opportunity policies help define the employment relationship, having a written diversity and equal opportunity policy which includes protection for "sexual orientation" (even when no protection is required under applicable state or local law) arguably gives legal protection to sexual orientation even in states and communities where local voters have rejected such a policy.

The proponent believes that the Company's diversity policy including "sexual orientation" promotes the gay agenda and is offensive to many employees, shareholders, suppliers, customers and others. Furthermore, it is not necessary to include in the Company's written diversity and equal employment policies any statement that the Company does not discriminate based on "sexual orientation" so long as the Company in fact complies with all Federal, State and local laws governing its employment relationships.

The proponent of this Shareholder Proposal requests your support for the following reasons:

1. The proponent believes that it is not wise or prudent for the Company to recognize "sexual orientation" as a protected class of employment in those states where no such rights presently exist under applicable law.

2. The Company should adhere to the laws of each community and allow the laws of each community to define the diversity and equal employment opportunity policies which are appropriate and applicable for that community.

3. These resolutions require the Company to comply with all applicable employment laws.

4. The proponent of these resolutions believes a balanced approach to this controversial issue as reflected in these resolutions would be in the best interest of the Company, its employees and its shareholders.

J. WILEY JONES
ATTORNEY AT LAW
12526 HIGH BLUFF DRIVE #300
SAN DIEGO, CALIFORNIA 92130
TELEPHONE: (858) 259-8221
FACSIMILE: (858) 259-0380

January 17, 2002

J. Sue Morgan, Esq.
PERKINS COIE, LLP
1201 Third Avenue Suite #4800
Seattle, WA 98101-3099

Via Federal Express

Re: Revised Shareholder Proposal and Supporting Statement Submitted by Mr. Sam Scheck for Inclusion in Boeing 2002 Proxy Statement

Dear Ms. Morgan,

I now represent Mr. Sam Scheck. Attached is a revised Shareholder Proposal for inclusion in the Proxy Statement. I believe that this revised Shareholder Proposal satisfies the objections to the prior draft expressed by Perkins Coie, LLP in a letter dated December 17, 2001.

Summary of Revised Proposal & Supporting Statement

The Resolutions and Supporting Statement have been modified. In summary, the shareholder is simply asking for the written policy statement of the Company to be reworded in a more prudent style which would (a) delete all references to "sexual orientation" and (b) have the Company's written diversity and equal employment opportunity policies reworded to state, "The Company does not discriminate in its employment practices based upon race, color, religion, sex or national origin or on any other basis which is unlawful under applicable Federal, state or local law"

We both know under Title VII of the Civil Rights Act of 1964 the Company is prohibited from discriminating in its employment relationship based upon race, color, religion sex or national origin and that the United States Equal Employment Opportunity Commission has uniformly ruled that "sexual orientation" is not a protected class under Title VII. California is among the minority of states which have expanded their public policy beyond the Federal law and have made "sexual orientation" a protected class. 38 states have not expanded this protected class.

Discussion of Perkins Coie, LLP's Letter of December 17, 2001

The opinion letter dated December 17, 2001 from Perkins Coie, LLP does not state that removing the term "sexual orientation" would violate California law per se. The letter simply argues that to remove the term "sexual orientation" could be interpreted, by implication, that the Company no longer considers "sexual orientation" to be entitled to equal employment opportunity protection. This implication is expressly rebutted by the Company's simple statement that the Company will not discriminate in its employment practices based upon race, color, religion, sex or national origin or on any other basis which is unlawful under applicable Federal, state or local law.

However, Perkins Coie, LLP's does not address the more serious issue. Namely, "Will the inclusion of "sexual orientation" language in the policy statement in those states which do not recognize "sexual orientation" as a protected class expand such rights to employees of the Company in those states?" I have no doubt that Perkins Coie, LLP is of the opinion that the inclusion of the "sexual orientation" language in the policy statement will in fact make non-discrimination based on "sexual orientation" the rule of law vis a vi The Boeing Company in those states regardless of local law. This is particularly objectionable to Mr. Scheck.

Mr. Scheck believes that the Company's diversity policy including "sexual orientation" promotes the gay agenda and is offensive to many employees, shareholders, suppliers, customers and others. Furthermore, it is not legally necessary to include in the Company's written diversity and equal employment policies any statement that the Company does not discriminate based on "sexual orientation" so long as the Company in fact complies in practice with all Federal, State and local laws governing its employment relationships.

We believe the revised Shareholder Proposal does not violate California law. The revised language would simply state, "The Company does not discriminate in its employment practices based upon race, color, religion, sex or national origin ***or on any other basis which is unlawful under applicable Federal, state or local law.***" Accordingly, the Company can still comply with California law without exporting California law into other jurisdictions where "sexual orientation" has not been made a protected class.

The Shareholder Proposal is not asking the Company to violate California law or to disregard "sexual orientation" in the administration of its labor relationships in California or whereever else "sexual orientation" is a protected class under local law. However, the Shareholder Proposal is asking for the Company to delete "sexual orientation" from its policy statement so as not to expand this policy into states where local law does not recognize this as a protected class.

Perkins Coie, LLP opines that to delete the "sexual orientation" language would "hinder the Company's ability to defend itself in any sexual orientation lawsuits." The shareholder Resolutions do not ask the Company to disregard local law or not to comply with local law. It simply asks for the written policy statements to refer to local laws generically.

Certainly in any employment related lawsuit, the courts will evaluate what the Company's employment policies are in both form and substance. We can all agree that if the Company has a written policy which includes "sexual orientation" but disregards said policy, the Company can he held liable in a discrimination lawsuit where local law extends such protection to employees. Similarly we should be able to agree that even if all of the details of each jurisdiction's local laws are not stated in the Company's written policies, provided in practice there is compliance with all applicable local laws, then there will be no liability on the part of the Company in a discrimination lawsuit.

We hereby request that you include the attached Shareholder Proposal and Supporting Statement in the Proxy statement.

We are assuming your failure to notify Mr. Thomas R. Lamons, Esq. of your intent to request a no action letter and your failure to notify him of your actual request to the SEC until approximately three weeks after your submission to the SEC was a good faith mistake and not a wilful attempt to sandbag the shareholder and his counsel. We trust that your past conduct will not be repeated and that you will act in good faith with regard to this matter. Furthermore, we hereby request that you copy us with all correspondence to the SEC regarding this matter and request that you abide by the Cannons of Ethics in the state of California by not communicating directly with our client.

If you have any questions or comments please do not hesitate to contact me directly.

Sincerely yours,



J. Wiley Jones

cc:
Sam Scheck
U.S. Securities and Exchange Commission

SHAREHOLDER RESOLUTION

(Boeing Aircraft Company)

WHEREAS, the Company has adopted written policies regarding diversity which serve as guidelines for the Company's business practices; and,

WHEREAS, the Company has announced that it seeks to "incorporate as many views as possible into all aspects of its business" from a "diversity blueprint" which includes, among other things, people with differing sexual orientation; and,

WHEREAS, The Company has announced that its policies concerning Equal Employment Opportunity prohibit, in part, discrimination based on . . . Sexual orientation. . . " and that this policy "applies to all of our employment practices, including hiring, compensation, promotions, transfers, layoffs, training, recruiting and advertising"; and,

WHEREAS, the Company has sought to implement its written diversity policies by including information regarding "sexual orientation" in its mandatory diversity training programs, and by extending benefits to same-sex domestic partners of Company employees; and,

WHEREAS, the question whether anti-discrimination policies should include prohibitions of discrimination based upon "sexual orientation" is a controversial social issue which has been rejected or is not recognized by 38 states; and,

WHEREAS, the Company conducts business in and has shareholders and customers in many states which do not recognize "sexual orientation" as a "protected class"; and,

WHEREAS, many people oppose granting special status to "sexual orientation" when the applicable Federal, State and Local law does not require "sexual orientation" to be included as a protected class; and,

WHEREAS, in order to minimize any potential liability to the Company for a alleged "sexual orientation" discrimination in those states and localities that do not recognize "sexual orientation" as a protected class,

NOW THEREFORE, BE IT RESOLVED, the written diversity and equal employment opportunity policies of the Company shall be rewritten to delete all references to "sexual orientation"; and,

RESOLVED FURTHER, the Company's written diversity and equal employment opportunity policies shall state, "The Company does not discriminate in its employment practices based upon race, color, religion, sex or national origin or on any other basis which is unlawful under applicable Federal, state or local law"; and,

RESOLVED FURTHER, the Company shall not require or encourage any of its subcontractors, vendors or suppliers to adopt diversity and equal employment opportunity policies which include the term "sexual orientation."

SUPPORTING STATEMENT

Under Title VII of the Civil Rights Act of 1964 the Company is prohibited from discriminating in its employment relationship based upon race, color, religion, sex or national origin. The United States Equal Employment Opportunity Commission which has the responsibility of enforcing Title VII has uniformly ruled that "sexual orientation" is not a protected class under Title VII.

Some states, such as California, have passed state laws which expand their public policy beyond the Federal law and have made "sexual orientation" a protected class. Since employment lawyers contend that written diversity and equal opportunity policies help define the employment relationship, having a written diversity and equal opportunity policy which includes protection for "sexual orientation" (even when no protection is required under applicable state or local law) arguably gives legal protection to sexual orientation even in states and communities where local voters have rejected such a policy.

The proponent believes that the Company's diversity policy including "sexual orientation" promotes the gay agenda and is offensive to many employees, shareholders, suppliers, customers and others. Furthermore, it is not necessary to include in the Company's written diversity and equal employment policies any statement that the Company does not discriminate based on "sexual orientation" so long as the Company in fact complies with all Federal, State and local laws governing its employment relationships.

The proponent of this Shareholder Proposal requests your support for the following reasons:

1. The proponent believes that it is not wise or prudent for the Company to recognize "sexual orientation" as a protected class of employment in those states where no such rights presently exist under applicable law.

2. The Company should adhere to the laws of each community and allow the laws of each community to define the diversity and equal employment opportunity policies which are appropriate and applicable for that community.

3. These resolutions require the Company to comply with all applicable employment laws.

4. The proponent of these resolutions believes a balanced approach to this controversial issue as reflected in these resolutions would be in the best interest of the Company, its employees and its shareholders.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 18, 2001

The proposal requests that the board amend the Boeing's written diversity and equal employment opportunity policies to exclude any reference to sexual orientation.

We are unable to concur in your view that Boeing has met its burden of establishing that the proposal would violate applicable state or federal law. Accordingly, we do not believe that Boeing may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Boeing may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the sentence that begins "The Company's decision . . ." and ends ". . . eroding employee morale" as the proponent's opinion;
- recast the sentence that begins "The Company's diversity. . ." and ends ". . . eroding employee morale" as the proponent's opinion;
- delete the sentence that begins "Some skilled employees . . ." and ends ". . . of these policies";
- recast the sentences that begin "Potential employees may . . ." and end ". . . acquiring Boeing's shares" as the proponent's opinion; and
- delete the sentence that begins "The proposal would . . ." and ends ". . . based upon sexual orientation."

Accordingly, unless the proponent provides Boeing with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Maryse Mills-Apenteng
Attorney-Advisor